UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LPL Investment Holdings Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

50213H100

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 50213H100	Page 2 of 12 Pages

(1)	Names of reporting persons Hellman & Friedman LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 34,216,544
(6) Shared voting power 0
(7) Sole dispositive power 34,210,184
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 34,216,544
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 31.0%*
(12)	Type of reporting person (see instructions) OO

*	The calculation of the foregoing percentage is based on 110,531,939 shares of common stock, par value $0.001 per share (“Common Stock”), of LPL Investment Holdings Inc. (the “Issuer”) outstanding as of December 31, 2011, as indicated by the Issuer.

SCHEDULE 13G

CUSIP No. 50213H100	Page 3 of 12 Pages

(1)	Names of reporting persons Hellman & Friedman Investors V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 34,199,439
(6) Shared voting power 0
(7) Sole dispositive power 34,193,079
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 34,199,439
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 30.9%*
(12)	Type of reporting person (see instructions) PN

*	The calculation of the foregoing percentage is based on 110,531,939 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

SCHEDULE 13G

CUSIP No. 50213H100	Page 4 of 12 Pages

(1)	Names of reporting persons Hellman & Friedman Capital Partners V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 30,083,189
(6) Shared voting power 0
(7) Sole dispositive power 30,077,594
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 30,083,189
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 27.2%*
(12)	Type of reporting person (see instructions) PN

*	The calculation of the foregoing percentage is based on 110,531,939 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

SCHEDULE 13G

CUSIP No. 50213H100	Page 5 of 12 Pages

(1)	Names of reporting persons Hellman & Friedman Capital Partners V (Parallel), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 4,116,250
(6) Shared voting power 0
(7) Sole dispositive power 4,115,485
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 4,116,250
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 3.7%*
(12)	Type of reporting person (see instructions) PN

*	The calculation of the foregoing percentage is based on 110,531,939 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

SCHEDULE 13G

CUSIP No. 50213H100	Page 6 of 12 Pages

(1)	Names of reporting persons Hellman & Friedman Capital Associates V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 17,105
(6) Shared voting power 0
(7) Sole dispositive power 17,105
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 17,105
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 0.0%*
(12)	Type of reporting person (see instructions) PN

*	The calculation of the foregoing percentage is based on 110,531,939 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

Page 7 of 12 Pages

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.001 per share (“Common Stock”), of LPL Investment Holdings Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

LPL Investment Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Beacon Street, Floor 22
Boston, Massachusetts 02108

Item 2.

(a)	Name of Person Filing:

Hellman & Friedman LLC
Hellman & Friedman Investors V, L.P.
Hellman & Friedman Capital Partners V, L.P.
Hellman & Friedman Capital Partners V (Parallel), L.P.
Hellman & Friedman Capital Associates V, L.P.

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

c/o Hellman & Friedman LLC
One Maritime Plaza, 12th Floor
San Francisco, CA 94111

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share.

Page 8 of 12 Pages

(e)	CUSIP Number:

50213H100

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Pursuant to Rule 13d-3 under the Act: As of December 31, 2011, (i) Hellman & Friedman Capital Partners V, L.P. (“HFCP V”) may be deemed to beneficially own 30,083,189 shares of Common Stock, representing approximately 27.2% of the Common Stock outstanding as of December 31, 2011; (ii) Hellman & Friedman Capital Partners V (Parallel), L.P. (“HFCP V Parallel”) may be deemed to beneficially own 4,116,250 shares of Common Stock, representing approximately 3.7% of the Common Stock outstanding as of December 31, 2011; (iii) Hellman & Friedman Capital Associates V, L.P. (“Associates V” and, together with HFCP V and HFCP V Parallel, the “H&F Funds”) may be deemed to beneficially own 17,105 shares of Common Stock, representing approximately 0.0% of the Common Stock outstanding as of December 31, 2011; (iv) in its capacity as the sole general partner of HFCP V and HFCP V Parallel, Hellman & Friedman Investors V, L.P. (“Investors V”) may be deemed to beneficially own an aggregate of 34,199,439 shares of Common Stock, representing approximately 30.9% of the Common Stock outstanding as of December 31, 2011; and (v) in its capacity as the sole general partner of Investors V and Associates V, Hellman & Friedman LLC (“H&F LLC” and, together with the H&F Funds and Investors V, the “H&F Entities”) may be deemed to beneficially own an aggregate of 34,216,544 shares of Common Stock, representing approximately 31.0% of the Common Stock outstanding as of December 31, 2011.

The four member investment committee of H&F LLC has power to vote or to direct the vote of, and to dispose or to direct the disposition of, the securities that are beneficially owned by the H&F Entities. The members of the investment committee of H&F LLC are Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer; provided, however, that Mr. Steyer has no authority or voting rights with respect to investment committee decisions relating to the securities reported. Each member of the investment committee of H&F LLC disclaims beneficial ownership of the reported securities beneficially owned by the H&F Entities, except to the extent of their respective pecuniary interest therein, if any.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

Page 9 of 12 Pages

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The H&F Funds are parties to a Stockholders’ Agreement, dated as of December 28, 2005, by and among the Issuer, the H&F Funds, TPG Partners IV, L.P. (“TPG”) and certain other stockholders named therein (as amended on June 1, 2008 and November 23, 2010, the “Stockholders Agreement”). As a result of the Issuer’s Registration Statement becoming effective as of November 17, 2010, certain corporate governance provisions of the Stockholders Agreement have lapsed. In addition, pursuant to November 23, 2010 amendment to the Stockholders Agreement, certain provisions, including drag-along rights, were terminated.

The H&F Funds are parties to a Stockholders’ Agreement, dated as of November 23, 2010, among the Issuer, the H&F Funds, TPG and certain other stockholders named therein (the “Stockholders Agreement”).

The New Stockholders Agreement provides the H&F Funds and TPG the right to (i) each designate two directors to the initial board of directors of the Issuer and (ii) each nominate two directors to be included in the slate of nominees recommended by the board of directors of the Issuer for election as directors at each applicable annual or special meeting of shareholders at which directors are to be elected so long as it owns 30% or more of the outstanding Common Stock and one director so long as it owns 10% or more of the Common Stock. The New Stockholders Agreement requires that the H&F Funds and TPG each vote their respective shares of Common Stock in favor of such nominees. The New Stockholders Agreement also provides each of the H&F Funds and TPG with certain registration rights.

Given the terms of the New Stockholders Agreement and based on information received from TPG, the Reporting Persons together with TPG and their affiliates may be deemed to constitute a “group” that, as of December 31, 2011, collectively beneficially owns 68,426,729 shares of Common Stock, or approximately 61.9% of the Issuer’s outstanding Common Stock as of December 31, 2011, for purposes of Section 13(d)(3) of the Act. Each Reporting Person disclaims membership in any such “group” and disclaims beneficial ownership of the securities reported other than the amounts reported on such Reporting Person’s cover page included herein.

Page 10 of 12 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2012

HELLMAN & FRIEDMAN LLC

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN INVESTORS V, L.P.

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL PARTNERS V, L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V, L.P.,
its general partner

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Page 12 of 12 Pages

HELLMAN & FRIEDMAN CAPITAL PARTNERS V (PARALLEL), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V, L.P.,
its general partner

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES V, L.P.

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

EXHIBITS

Exhibit Number	Title
1	Joint Filing Agreement among Hellman & Friedman LLC, Hellman & Friedman Investors V, L.P., Hellman & Friedman Capital Partners V, L.P., Hellman & Friedman Capital Partners V (Parallel), L.P. and Hellman & Friedman Capital Associates V, L.P., as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.